PORTO SEGURO S.A. CNPJ 02.149.205/0001-69 A Publicly Held Company	ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly Held Company

Material Fact

PORTO SEGURO S.A. (“PSSA”) and ITAÚ UNIBANCO HOLDING S.A. (“Itaú Unibanco Holding”) announce to their stockholders and to the market that the incorporation of ISAR Holding Ltda. (“ISAR Holding”) by PSSA (“Incorporation”) was approved as of this date. Until the Incorporation, ISAR Holding was the controlling company of Itaú Seguros de Auto e Residência S.A., a company that received the Itaú Seguros S.A.’s assets and liabilities related to household and auto insurance activities.

Also of today’s date, the companies of the Itaú Unibanco Group have become stockholders of Porto Seguro Itaú Unibanco Participações S.A. (“PSIUPAR”), into which they injected the total number of the shares issued by PSSA received by virtue of the Incorporation. As a result, the Itaú Unibanco Group now holds a stake corresponding to approximately 43% of the capital stock of  PSIUPAR and, indirectly, 30% of the capital stock of PSSA.

With these operations, the corporate restructuring necessary for the unification of the household and auto insurance operations of the Porto Seguro and Itaú Unibanco groups has been concluded pursuant to the Material Facts published on August 24 and November 11, 2009.

The association continues to be subject to the approval of the SBDC - Brazilian System for Protection of Competition (the Brazilian Anti-Trust Authorities).

São Paulo, November 30, 2009.

PORTO SEGURO S.A. José Tadeu Mota Investor Relations Officer	ITAÚ UNIBANCO HOLDING S.A. Alfredo Egydio Setubal Investor Relations Officer